Exhibit 12
Retail Ventures, Inc
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Six months ended				Year Ended
	August 1,		January 31,	February 2,	February 3,		January 28,		January 29,
	2009		2009	2008	2007		2006		2005
Earnings
(Loss) income from continuing operations before income taxes, discontinued operations and net income attributable to the noncontrolling interests	$(53,930)		$126,066	$334,249	$(70,627)		$(81,944)		$55,167
Fixed charges (as below)	28,025		51,790	48,215	38,931		30,420		26,548

Total (loss) earnings	$(25,905)		$177,856	$382,464	$(31,696)		$(51,524)		$81,715

Fixed Charges
Interest expense	$6,442		$13,603	$13,896	$8,487		$2,306		$2,734
Estimated interest element in minimum rent expense(4)	21,583		38,187	34,319	30,444		28,114		23,814

Total fixed charges	$28,025		$51,790	$48,215	$38,931		$30,420		$26,548

Ratio of (loss) earnings to fixed charges	(0.92	)(1)	3.43	7.93	(0.81	)(2)	(1.69	)(3)	3.08

(1)	For the six months ended August 1, 2009, the earnings to cover fixed charges were deficient by $53,930.

(2)	For the year ended February 3, 2007, the earnings to cover fixed charges were deficient by $70,627.

(3)	For the year ended January 28, 2006, the earnings to cover fixed charges were deficient by $81,944.

(4)	Interest component is estimated to be one-third of minimum rent expense.